N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of June 30th 2016
Fund	Name of Person	Ownership % of Series
Columbia Acorn Emerging Markets	American Emterprise Investment Services	27.00%

As of January 1st 2016
Fund	Name of Person	Ownership % of Series
Columbia Acorn Emerging Markets	Raymond James FBO Omnibus for Mutual Funds House Account	27.78%